Exhibit 99.1

Stock Symbol: AEM (NYSE, TSX)	For further information:
Investor Relations (416) 947-1212

Agnico-Eagle reports fire at its kitchen facilities at its Meadowbank mine

Toronto (March 10, 2011) —Agnico Eagle Mines Limited reports that its kitchen facilities to support the employee camp at its Meadowbank Mine in Nunavut, Canada sustained extensive damage early today as a result of a fire.

The fire was contained to the kitchen and there were no injuries reported.  Emergency measures were implemented and all personnel were assembled in the gymnasium area as a precautionary measure. The process facilities and all other infrastructure, including camp dormitories, were not affected, and operations continue at the mine.

“Safety is always our priority, and we are relieved nobody was hurt in this incident.  The team at site is already putting in place contingencies, and we will get the kitchen rebuilt as quickly as possible.  However, Meadowbank is a remote site, and food services are an essential service, therefore it is likely we will reduce staff on a temporary basis until food services can be restored fully.” said Sean Boyd, Agnico’s CEO.

Although processing and mining operations continue, the Company is assessing the potential impact on short-term production of any temporary reduction in personnel.   Among other options, the Company is assessing the use of facilities at its exploration camp, located approximately 10km from the mine.

The Company continues to investigate the cause of the fire.

About Agnico-Eagle

Agnico-Eagle is a long established Canadian gold producer with operations located in Canada, Finland and Mexico and exploration and development activities in Canada, Finland, Mexico and the United States.  Agnico-Eagle’s LaRonde mine is Canada’s largest operating gold mine in terms of reserves.  The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales.  It has declared a cash dividend for 29 consecutive years.  Agnico-Eagle’s registered office is located at 145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7.

For more information on the Company please visit www.agnico-eagle.com